SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              Amendment No. 2

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          BiznessOnline.com, Inc.
                  ----------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 per Share
                  ----------------------------------------
                       (Title of Class of Securities)

                                 091791103
                  ----------------------------------------
                               (CUSIP Number)


                         Samuel G. Rubenstein, Esq.
                Executive Vice President and General Counsel
                          MCG Capital Corporation
                      1100 Wilson Boulevard, Suite 800
                            Arlington, VA 22209
                               (703) 247-7540
                  ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                        July 27, 2001; July 23, 2001
                  ----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box / /

     The Reporting Persons, MCG Capital Corporation and MCG Finance Corporation, hereby amend Items 5, 6 and 7 of their initial Schedule 13D, filed June 28, 2001 with respect to their beneficial ownership of Shares and warrants of BiznessOnline.com, Inc. (the "Issuer").

ITEM 5(A) (INTEREST IN SECURITIES OF THE ISSUER) IS AMENDED AS FOLLOWS:

     On July 27, 2001 and July 23, 2001, respectively, the Reporting Persons received from the Issuer certificates evidencing the Reporting Persons' ownership of (i) 690,328 Shares and (ii) in the aggregate 1,860,262 warrants to purchase 1,860,262 Shares. The Reporting Persons previously reported their beneficial ownership of such Shares and warrants, but disclaimed beneficial ownership until they received the certificates from the Issuer. Accordingly, the Reporting Persons no longer disclaim beneficial ownership of the foregoing Shares and warrants.

ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER) IS AMENDED AS FOLLOWS:

     The warrants for which certificates were issued, as described in the amendment to Item 5(a) above, are subject to three separate warrant agreements, two dated as of February 15, 2001, which relate to warrants to purchase in the aggregate 1,200,487 Shares, and one dated as of March 31, 2001, which relates to warrants to purchase 659,775 Shares. Except for the temporal duration of the warrants and the exercise prices, the terms of the foregoing warrant agreements are substantially identical to the terms of the Warrant Agreement previously described in Items 4 and 6 of the initial filing of this schedule and filed as Exhibit 4 to this Schedule 13D. A copy of each such warrant agreement is attached as an exhibit (see Item 7).

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

5 Warrant Agreement for warrants to purchase 825,000 Shares, dated as of February 15, 2001, between the Issuer and the Reporting Persons.

6 Warrant Agreement for warrants to purchase 375,487 Shares, dated as of February 15, 2001, between the Issuer and the Reporting Persons.

7 Warrant Agreement, dated as of March 31, 2001, between the Issuer and the Reporting Persons.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                MCG CAPITAL CORPORATION



Dated: August 6, 2001              By:   /s/ Samuel G. Rubenstein
                                        -----------------------------------
                                        Name:  Samuel G. Rubenstein
                                        Title: Attorney-in-Fact, duly
                                               authorized under Power of
                                               Attorney dated June 28, 2001
                                               (copy of such filed with
                                               the initial Schedule 13D
                                               of June 28, 2001)


                                MCG FINANCE CORPORATION



Dated: August 6, 2001              By:   /s/ Samuel G. Rubenstein
                                        -----------------------------------
                                        Name:  Samuel G. Rubenstein
                                        Title: Attorney-in-Fact, duly
                                               authorized under Power of
                                               Attorney dated June 28, 2001
                                               (copy of such filed with
                                               the initial Schedule 13D
                                               of June 28, 2001)